
SEC MAIL
RECEIVED
PROCESSING
MAY 1 8 2007
WASH, D.C.
210
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Nittetsu Drum Kabushiki Kaisha

(Names of Subject Company)

Nippon Steel Drum Co., Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Nippon Steel Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nippon Steel Corporation
Attn: Kosei Shindo
Director and General Manager
General Administration Division
6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-8071
Japan
(phone number: 81-3-3275-5117)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

EXHIBIT INDEX ON P. 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
p.4 1	English translation of a press release, dated May 18, 2007, of Nippon Steel Corporation ("NSC") and Nippon Steel Drum Co., Ltd. ("NSD") regarding the making of NSD into a wholly-owned subsidiary of NSC.
p.12 2	English translation of a statutory public notice, dated May 19, 2007, of NSC and NSD regarding the share exchange between NSC and NSD.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press release included as Exhibit 1 and the statutory public notice included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Nippon Steel Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nippon Steel Corporation

By: Kosei Shindo

Name: Kosei Shindo
Title: Director and General Manager
General Administration Division

Date: May 18, 2007

EXHIBIT 1

May 18, 2007

Nippon Steel Corporation
Code Number: 5401 (TSE, OSE, NSE, FSE and SSE)
Representative Director and President: Akio Mimura
Contact: Public Relations Center, General Administration Division
Telephone: 03-3275-5021, 03-3275-5022

Nippon Steel Drum Co., Ltd.
Code Number: 5908, TSE
Representative Director and President: Tadashi Imai
Contact: Administration Department
Telephone: 03-5627-2311

Nippon Steel Drum Co., Ltd. to Become a Wholly-Owned Subsidiary of Nippon Steel Corporation

Notice is hereby given that the Boards of Directors of Nippon Steel Corporation (hereinafter "NSC") and Nippon Steel Drum Co., Ltd. (hereinafter "NSD") resolved in meetings both held on May 18, 2007 to make NSD a wholly-owned subsidiary of NSC through a share exchange (hereinafter the "Share Exchange") and that the two companies entered into a share exchange agreement (hereinafter the "Share Exchange Agreement"). The Share Exchange will be executed effective on July 31, 2007 subject to shareholder approval at the ordinary general meeting of shareholders of NSD scheduled to be held on June 25, 2007.

1. Purpose of the Share Exchange

From the viewpoint of enhancing consolidated management, the NSC group has built a foundation for the efficient promotion of its business strategy by making its main subsidiaries into wholly-owned subsidiaries and integrating and restructuring its group companies, so that the profitability and competitiveness of the entire group would be reinforced.

Under such circumstances, NSC and NSD determined to make NSD, which is an important subsidiary in the field of the steelmaking business of the NSC group, a wholly-owned subsidiary of NSC. NSD is currently responsible for the manufacturing and sale of steel drums, which are a major source of demand of steel sheets manufactured and sold by NSC. In view of this, when NSD becomes a wholly-owned subsidiary of NSC, it will surely enhance the sharing of the business strategy between the two companies, bring in optimum and efficient use of management resources, reinforce the business infrastructure and improve the dynamism in the group management. Consequently, through the Share Exchange, we believe that the corporate values of NSC and NSD will be increased and the restructuring will be beneficial for the shareholders of both companies.

When the Share Exchange takes place, NSC will become a wholly-owning parent company of NSD effective on July 31, 2007, and NSD in turn is scheduled to be delisted on July 25, 2007 (the last trading day of NSD will be July 24, 2007). In this relation, we hope that, even after the Share Exchange, shareholders of NSD will still remain as shareholders of NSC to give continued support to the NSC group.

Due to the fact that NSC holds 55.4% of the total voting rights of NSD shares (including shares indirectly held through NSC's subsidiaries), in order to ensure a fair and appropriate share exchange ratio, each of NSC and NSD after making reference to analyses of the Share Exchange ratio calculations and opinions of third-party institutions engaged by it separately and having a series of negotiations and discussions between the two companies, agreed at its board of directors' meeting held today to enter into the Share Exchange Agreement. In addition, from the viewpoint of avoiding any potential conflict of interest, the director of NSD who is also an employee of NSC did not join any board of directors' meeting of NSD to adopt resolutions related to the Share Exchange.

2. Outline of the Share Exchange

(1) Schedule for the Share Exchange

March 31, 2007	Record date for the general meeting of shareholders (NSD)
May 18, 2007	Board meetings to approve the Share Exchange
May 18, 2007	Signing of the Share Exchange Agreement
June 25, 2007 (tentative)	General meeting of shareholders of NSD to approve the Share

	Exchange (NSD)
July 25, 2007 (tentative)	Delisting of NSD
July 31, 2007 (tentative)	Final date for tender of NSD share certificates Scheduled date of the Share Exchange (effective date)
Middle of September, 2007 (tentative)	Delivery date of NSC share certificates

(Note 1.)

In accordance with the provision set forth in Article 796, Paragraph 3 of the Company Law, NSC will execute the Share Exchange without obtaining shareholder approval at its general meeting of shareholders.

(Note 2.)

The scheduled date of the Share Exchange may be changed by the mutual agreement between NSC and NSD.

(2) Share Exchange Ratio

Name of Company	NSC (Parent Company)	NSD (Wholly-Owned Company)
Share Exchange Ratio	1	1.1

<Note 1. Share Allotment Ratio>

NSC will deliver 1.1 shares of its common stock (treasury stocks) per share of common stock of NSD. However, NSC will not deliver any shares in the Share Exchange for the 6,364,792 shares of NSD held by NSC.

<Note 2. Number of Shares to be Delivered>

NSC will allot and deliver 5,725,729 shares of its common stock (treasury stocks) in the Share Exchange.

(3) Basis of Calculation for the Share Exchange Ratio

(a) Calculation Basis and Background

In order to ensure the fairness and appropriateness of the Share Exchange ratio, NSC and NSD separately selected a third party institution to obtain a professional opinion for the calculation of the Share Exchange ratio, with NSC selecting PwC Advisory Co., Ltd. (hereinafter "PwC Advisory") and NSD selecting Deloitte Tohmatsu FAS (hereinafter "Deloitte Tohmatsu FAS").

Conducting its calculation by using the average market price method and discounted cash flow analysis (hereinafter the "DCF Method"), PwC Advisory assessed the number of NSC shares to be allotted per NSD share from 0.85 shares to 1.02 shares under the average market price method (average price of multiple periods including the most recent 1 month, 3months and 6 months) and from 1.04 shares to 1.39 shares under the DCF Method, and presented the results to NSC. PwC

Advisory also applied the comparable peer company method but the results were presented to NSC for the purpose of reference only.

In conducting the calculation of the Share Exchange ratio, PwC Advisory has in principle used the information provided by NSC and NSD as well as the publicly available information without making any change in it, by assuming all such information is accurate and complete. In addition, PwC Advisory has not made any independent valuation, appraisal or assessment of each of the assets or liabilities (including contingent liabilities) of either parties or their affiliates (including analysis and assessment of each individual asset and liability), nor has made any request to a third party for such appraisal or assessment. Moreover, PwC Advisory assumes that, with respect to the financial forecast information provided by NSC and NSD, it has been reasonably prepared by and reflects the best currently available estimates and judgment of the management of each party.

Conducting its calculation by using the average market price method, the DCF Method and the comparable peer company method, Deloitte Tohmatsu FAS assessed the number of NSC shares to be allotted per NSD share from 0.87 share to 1.02 shares under the average market price method (average price of multiple periods including the most recent 1 month, 3months and 6 months), from 1.34 shares to 1.36 shares under the DCF Method and from 1.27 shares to 1.55 shares under the comparable peer company method, and presented the results to NSD.

In conducting the calculation of the Share Exchange ratio, Deloitte Tohmatsu FAS has in principle used the information provided by NSC and NSD as well as the publicly available information without making any change in it, by assuming all such information is accurate and complete. In addition, Deloitte Tohmatsu FAS has not made any independent valuation, appraisal or assessment of each of the assets or liabilities (including contingent liabilities) of either parties or their affiliates (including analysis and assessment of each individual asset and liability), nor has made any request to a third party for such appraisal or assessment. Moreover, Deloitte Tohmatsu FAS assumes that, with respect to the financial forecast information provided by NSC and NSD, it has been reasonably prepared by and reflects the best currently available estimates and judgment of the management of each party.

Based on the respective calculation result furnished by each institution, each of NSC and NSD has made careful considerations with a series of discussions and negotiations between them. Consequently, each of NSC and NSD has determined through its board of directors' meeting held on May 18, 2007 that the Share Exchange ratio in the Share Exchange is also appropriate to the shareholders both of NSC and NSD. The Share Exchange ratio was thus agreed between NSC and NSD and, on the same day, they entered into the Share Exchange Agreement.

The Share Exchange ratio is subject to change by the mutual agreement of NSC and NSD in the event of a substantial change in the conditions on which the calculation is based.

(b) Relations with the Calculation Institutions

PwC Advisory is not a related party of NSC. Likewise, Deloitte Tohmatsu FAS is not a related party of NSD.

(4) Handling of Share Warrants and Convertible Bonds with Warrants of the Wholly-Owned Subsidiary

Not applicable.

3. Overview of NSC and NSD (As of March 31, 2007)

	Parent Company	Wholly-Owned Subsidiary
Trade Name	Nippon Steel Corporation	Nippon Steel Drum Co., Ltd.
Main Lines of Business	Manufacturing and sales of steel	Manufacturing and sales of steel drums
Date of Establishment	April 1, 1950	October 1, 1974
Head Office Location	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo	5-7, Kameido 1-chome, Koto-ku, Tokyo
Name and Title of the Representative	Akio Mimura Representative Director and President	Tadashi Imai Representative Director and President
Capital	419.5 billion yen	1.65 billion yen
Number of Outstanding Shares (1,000 shares)	6,806,981	11,570
Net Assets (Consolidated Basis)	2,369.2 billion yen	11.9 billion yen
Total Assets (Consolidated Basis)	5,344.9 billion yen	23.9 billion yen
Date of Fiscal Year End	March 31	March 31
Number of Employees	14,346	183
Main Customers	Mitsui & Co., Ltd., Metal One Corporation, Nippon Steel Trading Co., Ltd.	Metal One Tinplate & Container Corporation, Mitsui & Co., Ltd.
Major Shareholders and Ownership Percentage	Japan Trustee Services, Ltd.(6.5%) State Street Bank and Trust Company (6.2%) The Master Trust Bank of Japan, Ltd. (4.0%) Nippon Life Insurance Company	Nippon Steel Corporation (55.2%) Trust & Custody Services Bank, Ltd. (3.4%) Mitsui & Co., Ltd. (3.3%) Metal One Corporation (3.3%) Japan Trustee Services, Ltd.(3.2%)

	(3.2%) Trust & Custody Services Bank, Ltd. (3.0%)	The Master Trust Bank of Japan, Ltd. (3.2%)
Main Banks	Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation
Relationship between Party Companies		
(1) Capital Ties	NSC holds 55.2% of the outstanding shares and 55.4% of total voting rights of NSD (in each case including indirect holding)	
(2) Personnel Ties	Two NSC employees serve as a director and a statutory auditor of NSD. In addition, two NSC employees are seconded to NSD.	
(3) Business Ties	NSC sells steel products to NSD.	
(4) Status Applicable to the Related Parties	NSD is a consolidated subsidiary of NSC.	

<Results for Past 3 Years (Unit: billion yen)>

	NSC (Parent Company) (Consolidated Basis)			NSD (Wholly-Owned Company) (Consolidated Basis)		
Fiscal Year	Fiscal Year Ended March			Fiscal Year Ended March		
	2005	2006	2007	2005	2006	2007
Sales	3,389.3	3,906.3	4,302.1	21.3	19.9	20.4
Operating Income	429.9	576.3	580.0	1.0	1.8	1.9
Ordinary Income	371.4	547.4	597.6	1.0	1.7	1.8
Net Income	220.6	343.9	351.1	0.3	1.0	1.0
Net Income per Share	32.73 yen	51.08 yen	54.29 yen	34.57 yen	90.85 yen	90.96 yen
Dividend per Share	5.00 yen	9.00 yen	10.00 yen	8.00 yen	10.00 yen	12.00 yen
Net Assets per Share	176.20 yen	252.66 yen	295.79 yen	854.65 yen	956.45 yen	1,032.35 yen

4. Circumstances after the Share Exchange

(1) Trade Name — Nippon Steel Corporation

(2) Business Activities — Manufacturing and sales of steel

(3) Head Office Location — 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo

(4) Name and Title of the Representative — Akio Mimura, Representative Director and President

(5) Capital	419.5 billion yen
(6) Total Assets (Consolidated Basis)	5,344.9 billion yen
(7) Net Assets (Consolidated Basis)	2,369.2 billion yen
(8) Fiscal Year	March 31
(9) Outline of Accounting Treatment	The Share Exchange will be treated as a purchase from minority shareholders, which comes under the scope of transactions, etc. with entities under common control. There will be a small amount of goodwill generated by this transaction. The definite amount will be determined later.
(10) Impact of the Share Exchange on Financial Results	The impact of the Share Exchange on NSC's consolidated as well as non-consolidated financial results is expected to be minimal, as NSD is presently a consolidated subsidiary of NSC.

An English translation of the statutory public notice related to the Share Exchange can be found on NSC's website at http://www.nsc.co.jp/ and NSD's website at http://www.drum.co.jp/ which will be available as of May 19, 2007 at 0:00 (Tokyo time) and as of May 18, 2007 at 11:00 (New York time).

EXHIBIT 2

Notice of Share Exchange

May 19, 2007

To Our Shareholders:

(Party A)
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
Nippon Steel Corporation
Representative Director and President: Akio Mimura

(Party B)
5-7, Kameido 1-chome, Koto-ku, Tokyo
Nippon Steel Drum Co., Ltd.
Representative Director and President: Tadashi Imai

Notice is hereby given that Party A and Party B determined to execute a share exchange in which Party B shall cause Party A to obtain all outstanding shares of Party B and Party A shall obtain all such shares effective on July 31, 2007.

In conducting the share exchange, Party A will execute it without obtaining shareholder approval at its general meeting of shareholders as provided for in Article 796, Paragraph 3 of the Company Law, while Party B will execute it under shareholder approval at its general meeting of shareholders to be held on June 25, 2007.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

END